

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 24, 2011

via U.S. mail and facsimile

Mr. Wengshen Chen, Chief Executive Officer
Universal Solar Technology, Inc.
No. 1 Pingbei Road 2
Nanping Science & Technology Industrial Park
Zhuhai City, Guangdong Province
PRC 519060

   RE: Universal Solar Technology, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed March 31, 2010
      File No. 333-150768

Dear Mr. Chen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

         Sincerely,

         Terence O'Brien
         Branch Chief